Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus dated April 22, 2013

Registration Statement No. 333-187662

May 1, 2013

Ellington Residential Mortgage REIT

Common Shares

This issuer free writing prospectus is intended to update and supplement the information contained in the preliminary prospectus dated April 22, 2013 (the “Preliminary Prospectus”) as noted below.

The following disclosure is intended to update and replace the information contained in the Preliminary Prospectus under the caption “Summary—Recent Developments” on page 8. In addition, the table set forth below is intended to update and supplement the information contained in the Preliminary Prospectus in the table under the caption “Business—Our Portfolio” on page 91.

Recent Developments

In April 2013, we began investing in Agency RMBS on a leveraged basis. Our portfolio consisted of the following investments as of April 17, 2013:

	Current Principal	Fair Value	Average Price	Purchase Cost	Average Purchase Cost	Weighted Average
						Coupon	Yield
Agency RMBS
Agency 30 Year Fixed RMBS	$177,737,327	$190,181,785	$106.93	$190,120,668	$106.84	3.6%	2.5%
Agency 15 Year Fixed RMBS	38,072,321	40,477,319	106.24	40,475,333	106.23	3.0	1.7
Agency Hybrid/ARM RMBS	—	—	—	—	—	—	—

Total Agency RMBS	215,809,648	230,659,104	106.69	230,596,001	106.63	3.5	2.4
Non-Agency RMBS
Subprime	4,508,772	2,149,386	50.44	2,154,753	49.88	5.0	11.2
Alt-A	11,850,354	7,220,543	64.62	7,081,631	63.26	1.3	7.3
Prime/Jumbo	3,883,823	2,987,825	76.93	2,774,506	71.44	5.5	6.9
Other Target Asset Classes	—	—	—	—	—	—	—

Total Non-Agency RMBS	20,242,949	12,357,754	62.32	12,010,890	60.60	2.9	7.9

Total Agency and Non-Agency RMBS	$236,052,597	$243,016,858		$242,606,891		3.4%	2.7%

We had $201.4 million outstanding under repurchase agreements with a weighted average borrowing cost of 0.38% as of April 17, 2013. As of April 17, 2013, we had liabilities for unsettled purchases in the amount of $18.1 million. As of April 17, 2013, we had cash of $8.0 million as compared to $18.2 million as of December 31, 2012. As of April 17, 2013, our leverage ratio related to our Agency RMBS was approximately 10 to 1 while our non-Agency RMBS portfolio was unleveraged. For the purposes of this calculation, the amount of equity in Agency RMBS was approximately $19.2 million, which includes cash of approximately $8.0 million supporting our repurchase liabilities. In the aggregate, our leverage ratio as of April 17, 2013 was approximately 6.3 to 1. Our leverage ratios represent the ratios of debt to equity, and our debt includes only liabilities related to repurchase agreements and excludes other liabilities, such as liabilities for unsettled purchases.

Our preliminary book value per common share as of March 31, 2013, which gives effect to the common share dividend described below, was $19.65. As of March 31, 2013, our book value per common share, which gives effect to the common share dividend but excluding organizational costs, which is a non-GAAP measure, was $20.00. See Footnote 3 to the table under the caption “The following disclosure is intended to replace the information contained on page 66 of the Preliminary Prospectus” below. Our results can fluctuate from month to month and quarter to quarter depending on a variety of factors, some of which are beyond our control and/or difficult to predict, including, without limitation, changes in interest rates, changes in default rates and prepayment speeds, and other changes in market and economic conditions. There can be no assurance that our book value per common share as of March 31, 2013 is indicative of what our results are likely to be as of and for any succeeding period, including the year ending December 31, 2013. The preliminary financial data included in this prospectus has been prepared by, and is the responsibility of, Ellington Residential Mortgage REIT’s management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled or performed any procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

On April 18, 2013, our Board of Trustees declared a 3.7066% common share dividend payable to shareholders of record as of April 18, 2013. Pursuant to this common share dividend, on April 19, 2013, we distributed 0.037066 additional common shares for each common share outstanding on the record date, or 58,378 common shares in total.

The following disclosure is intended to update and replace the information contained in the Preliminary Prospectus under the caption “Summary—Our Exclusion From Regulation Under the Investment Company Act” on page 20.

We intend to conduct our operations so that neither we, nor our operating partnership nor the subsidiaries of our operating partnership, are required to register as investment companies under the Investment Company Act of 1940, as amended, or the Investment Company Act.

Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term ‘‘investment securities,’’ among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exclusion from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

        Our company is organized as a holding company that conducts its businesses primarily through our operating partnership. Both our company and our operating partnership intend to conduct their operations so that they comply with the 40% test. The securities issued to our operating partnership by any wholly-owned or majority-owned subsidiaries that we may form in the future that are excluded from the definition of ‘‘investment company’’ based on Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other investment securities our operating partnership may own, may not have a value in excess of 40% of the value of our operating partnership’s total assets on an unconsolidated basis. We will monitor our holdings to ensure continuing and ongoing compliance with this test. In addition, we believe neither we nor our operating partnership is considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because neither we nor our operating partnership will engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through our operating partnership’s wholly-owned or majority-owned subsidiaries, we and our operating partnership will be primarily engaged in the non-investment company businesses of these subsidiaries, namely the business of purchasing or otherwise acquiring mortgages and other interests in real estate.

We expect that most of our investments will be held by wholly-owned or majority-owned subsidiaries of our operating partnership and that most of these subsidiaries will rely on the exclusion from the definition of an investment company under Section 3(c)(5)(C) of the Investment Company Act, which is available for entities ‘‘primarily engaged in [the business of]... purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.’’ This exclusion generally requires that at least 55% of a subsidiary’s portfolio must be comprised of qualifying real estate assets and at least 80% of its portfolio must be comprised of qualifying real estate assets and real estate-related assets (and no more than 20% comprised of miscellaneous assets). For purposes of the exclusion provided by Sections 3(c)(5)(C), we classify our investments based in large measure on no-action letters issued by the SEC staff and other SEC interpretive guidance and, in the absence of SEC guidance, on our view of what constitutes a qualifying real estate asset and a real estate related asset. Although we intend to monitor our portfolio on a regular basis and prior to each investment acquisition and disposition, there can be no assurance that we will be able to maintain this exclusion from registration for each of these subsidiaries.

We may in the future organize special purpose subsidiaries of our operating partnership that will borrow under or participate in government sponsored incentive programs to the extent they exist. We expect that some of these subsidiaries will rely on Section 3(c)(7) for their Investment Company Act exclusion and, therefore, our operating partnership’s interest in each of these subsidiaries would constitute an ‘‘investment security’’ for purposes of determining whether our operating partnership passes the 40% test.

In the event that we, or our operating partnership, were to acquire assets that could make either entity fall within the definition of investment company under Section 3(a)(1)(A) or Section 3(a)(1)(C) of the Investment Company Act, we believe that we would still qualify for an exclusion from registration pursuant to Section 3(c)(5)(C).

Qualification for exclusion from registration under the Investment Company Act will limit our ability to make certain investments. In addition, complying with the tests for exclusion from registration could restrict the time at which we can acquire and sell assets. To the extent that the SEC or its staff provides more specific guidance regarding any of the matters bearing upon such exclusions, we may be required to adjust our strategy accordingly. Any additional guidance from the SEC or its staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies we have chosen.

In August 2011, the SEC solicited public comment on a wide range of issues relating to Section 3(c)(5)(C) of the Investment Company Act, including the nature of the assets that qualify for purposes of the exemption and whether mortgage REITs should be regulated in a manner similar to investment companies. There can be no assurance that the laws and regulations governing the Investment Company Act status of REITs, including the more specific or different guidance regarding these exemptions that may be published by the SEC or its staff will not change in a manner that adversely affects our operations. We cannot assure you that the SEC or its staff will not take action that results in our or our subsidiary’s failure to maintain an exclusion or exemption from the Investment Company Act.

The following disclosure is intended to update and replace the information contained on page 66 of the Preliminary Prospectus.

On April 18, 2013, our Board of Trustees declared a 3.7066% common share dividend payable to shareholders of record as of April 18, 2013. Pursuant to this common share dividend, on April 19, 2013, we distributed 0.037066 additional common shares for each common share outstanding on the record date, or 58,378 common shares in total.

The following table illustrates the impact of our estimated earnings per share for the three month period ended March 31, 2013 and an adjustment to exclude cumulative organizational costs.

		No. of Shares	Book Value Per Share
Shareholders’ equity as of December 31, 2012	$30,963,599	1,633,378	$18.96
Preliminary net income for the three months ended March 31, 2013(1)	$1,129,529		$0.69

Preliminary shareholders’ equity as of March 31, 2013	$32,093,128		$19.65
Cumulative organizational costs included in preliminary shareholders’ equity as of March 31, 2013(2)	$574,452		$0.35

Preliminary shareholders’ equity as of March 31, 2013 excluding cumulative organizational costs(3)	$32,667,580		$20.00
Gross proceeds from this offering and the concurrent private placement(4)	$150,000,000	7,500,000	$20.00
Offering and organizational costs(5)	$(1,800,000)		$(0.20)

Preliminary pro forma shareholders’ equity as of March 31, 2013 after giving effect to this offering and the concurrent private placement	$180,867,580	9,133,378	$19.80

(1)	Preliminary net income for the three month period ended March 31, 2013 reflects net income from unleveraged holdings of non-Agency RMBS only, and is not indicative of what our results are likely to be as of and for any succeeding period.
(2)	Represents cumulative organizational costs as of March 31, 2013. Does not include an estimated $1,225,548 of offering expenses related to this offering which have been paid or are payable by us.
(3)	Preliminary shareholders’ equity as of March 31, 2013 excluding cumulative organizational costs, is a non-GAAP financial measure. We believe that the line on our consolidated balance sheet entitled “Shareholders’ equity as of December 31, 2012” is the most directly comparable GAAP measure. We believe that “Preliminary shareholders’ equity as of March 31, 2013 excluding cumulative organizational costs” is an important supplemental non-GAAP measure because activities associated with our organization are a one-time, non-recurring event.
(4)	Assumes no exercise of the underwriters’ over-allotment option to purchase up to an additional 967,500 common shares.
(5)	This adjustment represents the sum of (i) organizational costs of $574,452 as of March 31, 2013 and (ii) estimated offering expenses of $1,225,548 related to this offering which have paid or are payable by us.

The following disclosure is intended to update and replace the information contained on page 68 of the Preliminary Prospectus under the caption “Capitalization”.

The following table sets forth (i) our actual capitalization at December 31, 2012, (ii) our capitalization as adjusted to reflect our outstanding repurchase agreement borrowings as of April 17, 2013 and (iii) our capitalization as adjusted to reflect our outstanding repurchase agreement borrowings as of April 17, 2013 and the effects of the sale of our common shares in this offering at an assumed offering price of $20.00 per share, after deducting the estimated offering expenses which have been paid or are payable by us, and up to 1,050,000 additional common shares that we will issue and sell to our initial investors in a private placement concurrent with this offering at an assumed offering price of $20.00 per share. You should read this table together with “Use of Proceeds” included elsewhere in this prospectus.

The amounts set forth below reflect the common share dividend declared by our Board of Trustees on April 18, 2013. See “Transaction History and Share Dividend”.

	As of December 31, 2012
	Actual	As Adjusted(1)	As Adjusted(1)(2)

Liabilities:
Repurchase Agreements (1)	$—	$201,418,000	$201,418,000

Shareholders Equity:
Common shares, par value $0.01 per share; 500,000,000 shares authorized and 1,633,378 shares outstanding, actual; 500,000,000 shares authorized and 9,133,378 shares outstanding, as adjusted, assuming (i) 6,450,000 common shares will be sold in this offering and (ii) 1,050,000 common shares will be sold in the concurrent private placement	$16,334	$16,334	$91,334

Preferred shares, par value $0.01 per share; 100,000,000 shares authorized and no shares outstanding, actual; 100,000,000 shares authorized and no shares outstanding, as adjusted	—	—	—

Additional paid-in-capital	$32,673,231	$32,673,231	$181,372,683

Accumulated deficit	(1,725,966)	(1,725,966)	(1,725,966)

Total shareholders’ equity	$30,963,599	$30,963,599	$179,738,051

(1)	Consists of liabilities outstanding under repurchase agreements as of April 17, 2013 having a weighted average remaining maturity of 43 days. We also had liabilities relating to unsettled purchases of Agency RMBS of $18.1 million, which could be settled with debt, cash, or a combination thereof.
(2)	Assumes (i) 6,450,000 shares will be sold in this offering and (ii) 1,050,000 shares will be sold in the concurrent private placement at an assumed public offering price of $20.00 per share for net proceeds of approximately $148.8 million after deducting the estimated offering costs of approximately $1.2 million payable by us. See “Use of Proceeds.” Does not include up to 967,500 additional common shares issuable upon the exercise by the underwriters of their over-allotment option.

The following disclosure is intended to update and replace the information contained in the Preliminary Prospectus under the caption “Business—Operating and Regulatory Structure—Investment Company Act Exclusion” on page 98.

We intend to conduct our operations so that neither we nor any of our subsidiaries is required to register as an investment company under the Investment Company Act. Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities,” among other things, are securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exclusion from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act

Both we and our operating partnership are organized as holding companies and conduct our businesses primarily through wholly-owned subsidiaries of our operating partnership. Neither we nor our operating partnership is an investment company under Section 3(a)(1)(A). In addition, we intend to conduct our operations so that neither we nor our operating partnership come within the definition of an investment company by ensuring that less than 40% of the value of our total assets on an unconsolidated basis consist of “investment securities”.

Our operating partnership’s direct and indirect subsidiaries, through which we will operate our business, will rely upon certain exclusions from the definition of investment company under the Investment Company Act including, in the case of our operating partnership’s wholly-owned subsidiary, EARN Mortgage LLC, Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C), as interpreted by the staff of the SEC, requires an entity to invest at least 55% of its assets in “mortgages and other liens on and interests in real estate,” which we refer to as “qualifying real estate interests,” and at least 80% of its assets in qualifying real estate interests plus “real estate-related assets.” In satisfying the 55% requirement, the entity may treat securities issued with respect to an underlying pool of mortgage loans in which it holds all of the certificates issued by the pool as qualifying real estate interests. We will treat the whole-pool pass-through securities in which we intend to invest as qualifying real estate interests for purposes of the 55% requirement. The CMOs we may acquire will not be treated as qualifying real estate interests for purposes of the 55% requirement.

We also have formed, and may in the future form, certain other wholly-owned or majority-owned subsidiaries that will invest in CMOs, and, subject to our investment guidelines, other real estate-related assets. These subsidiaries will rely upon the exclusion from the definition of investment company under the Investment Company Act pursuant to Section 3(c)(1) or 3(c)(7) of the Investment Company Act. The securities issued by any wholly-owned or majority-owned subsidiary that we may form in the future and that are excluded from the definition of “investment company” based on Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other investment securities we may own, may not have a value in excess of 40% of the value of our total assets on an unconsolidated basis.

We will monitor our compliance with the 40% Test and the holdings of our subsidiaries to ensure that each of our subsidiaries is in compliance with an applicable exemption or exclusion from registration as an investment company under the Investment Company Act.

On August 31, 2011, the Securities and Exchange Commission published a concept release entitled “Companies Engaged in the Business of Acquiring Mortgages and Mortgage Related Instruments” (Investment Company Act Rel. No. 29778). This release notes that the SEC is reviewing the 3(c)(5)(C) exclusion relied upon by companies similar to us that invest in mortgage loans and mortgage-backed securities. There can be no assurance that the laws and regulations governing the Investment Company Act status of companies similar to ours, or the guidance from the SEC or its staff regarding the treatment of assets as qualifying real estate assets or real estate-related assets, will not change in a manner that adversely affects our operations as a result of this review. To the extent that the SEC or its staff provides more specific guidance regarding any of the matters bearing upon our exclusion from the need to register under the Investment Company Act, we may be required to adjust our strategy accordingly. Any additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies that we have chosen. Furthermore, although we intend to monitor the assets of EARN Mortgage LLC regularly, there can be no assurance that EARN Mortgage LLC will be able to maintain this exclusion from registration. In that case, our investment in EARN Mortgage LLC would be classified as an investment security, and we might not be able to maintain our overall exclusion from registering as an investment company under the Investment Company Act.

The loss of our exemption from regulation pursuant to the Investment Company Act could require us to restructure our operations, sell certain of our assets or abstain from the purchase of certain assets, which could have an adverse effect on our financial condition and results of operations. See “—Risk Factors—Maintenance of our exclusion from registration under the Investment Company Act imposes significant limitations on our operations.”

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Credit Suisse Securities (USA) LLC, Attn: Prospectus Department, One Madison Avenue, New York, New York 10010, or by calling 1-800-221-1037, Deutsche Bank Securities Inc., Attn: Prospectus Group, 60 Wall Street, New York, New York 10005, or by calling 1-800-503-4611, Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by calling 1-800-831-9146, or UBS Securities LLC, Attn: Prospectus Department, 299 Park Avenue, New York, New York 10171, or by calling 1-888-827-7275.

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